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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-145 Expires: February 28, 2009 Estimated average burden hours per response 15

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Searchlight Minerals Corp.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

812224 20 2
(CUSIP Number)

Harry B. Crockett 2441 Horizon Ridge Pkwy, Suite 120 Henderson, NV 89052 Tel: 702-939-5250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 812224 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harry B. Crockett

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization US Citizen

Number of Shares	7.	Sole Voting Power 9,041 Shares
Beneficially by Owned by Each	8.	Shared Voting Power 7,608,882 Shares
Reporting Person With	9.	Sole Dispositive Power 9,041 Shares
	10.	Shared Dispositive Power 7,608,882 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,617,923 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.20% (Based on 105,828,409 shares of Searchlight Minerals Corp. Common Stock issued and outstanding as of September 9, 2008)

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on February 15, 2007 (the “Initial Schedule 13D”) with respect to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Searchlight Minerals Corp. (the “Issuer”), whose principal executive offices are located at 2441 West Horizon Ridge Pkwy., Suite 120, Henderson, Nevada 89052.

This Amendment is being made to disclose the acquisition and disposition of additional shares of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by Harry B. Crockett (the “Reporting Person”) in the Initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

On February 15, 2007 Verde River Iron Company, LLC (“VRIC”), Transylvania International, Inc. (“TI”), Clarkdale Minerals LLC (“SMC Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SMC Sub merged with TI, with SMC Sub being the surviving corporation. The closing of the Merger Agreement occurred on February 15, 2007. Pursuant to the terms of the Merger Agreement, the Company agreed to issue 16,825 shares for each issued and outstanding share of TI (1,000 shares issued and outstanding as at February 15, 2007). The Reporting Person holds a 53% membership interest and a 65% voting interest in VRIC and received 8,917,250 Company Shares on February 15, 2007 in connection with the Company’s acquisition of TI. The shares were issued pursuant to Regulation D and Section 4(2) of the Securities Act of 1933.

On November 13, 2007, the Reporting Person acquired 3,157 shares of Common Stock, at $2.85 per share, for total consideration of $8,997.45. On May 15, 2008 the Reporting Person acquired 3,214 shares of Common Stock, at $2.80 per share, for total consideration of $8,999.20, and 2,670 shares of Common Stock, at $3.37 per share, for total consideration of $8,997.90. These shares were issued as stock compensation in consideration of the Reporting Person’s services as a director of the Company.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Beneficial Ownership:

As of September 8, 2008, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)

Common Stock	7,617,923	7.20%

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of the close of business on September 9, 2008 there were 105,828,409 shares of Common Stock issued and outstanding.

(b) Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the shared power to vote, direct the vote, dispose of or to direct the disposition of 7,608,882 shares of Common Stock held indirectly by him. Such shares are held by the Reporting Person as trustee for the Marcia and Harry Crockett Family Trust VA dated April 24, 2004. In addition, the Reporting Person has the sole power to vote, direct the vote, dispose of or to direct the disposition of 9,041 shares of Common Stock held directly by him.

(c) Transactions Effected Since the Most Recent Filing of Schedule 13D:

Between February 15, 2007 and September 8, 2008, the Reporting Person engaged in the following transactions regarding the Issuer’s Common Stock:

November 13, 2007	Acquisition of 3,157 shares of Common Stock, held directly by the Reporting Person, at $2.85 per share, for total consideration of $8,997.45.

May 15, 2008	Acquisition of 3,214 shares of Common Stock, held directly by the Reporting Person, at $2.80 per share, for total consideration of $8,999.20.

May 15, 2008	Acquisition of 2,670 shares of Common Stock, held directly by the Reporting Person, at $3.37 per share, for total consideration of $8,997.90.

May 15, 2008	Disposition of 8,368 shares of Common Stock, held indirectly by the Reporting Person, as a gift. No proceeds were received by the Reporting Person in connection with the transaction.

July 14, 2008	Disposition of 1,000,000 shares of Common Stock, held indirectly by the Reporting Person, as a gift. No proceeds were received by the Reporting Person in connection with the transaction.

September 8, 2008
Disposition of 300,000 shares of Common Stock, held indirectly by the Reporting Person, to an unaffiliated third party. No proceeds were received by the Reporting Person in connection with the transaction.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2008
Date

/s/ Harry B. Crockett
Signature

Harry B. Crockett
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)